AGL

Tel: 612 9921 2999
Fax: 612 9921 2552

AGL
72 Christie Street
St Leonards
NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards
NSW 2065
www.agl.com.au

3 August 2006

BY COURIER

Attention: Mr Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street NW
WASHINGTON DC 20549
(Contact Tel: 202.628.4222)

Dear Sir

THE AUSTRALIAN GAS LIGHT COMPANY
12g3-2(b) INFORMATION
FILE NO. 82-4797

I enclose information which The Australian Gas Light Company is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned on +61 2 9921 2349.

Yours faithfully

Jane McAloon
Group Manager Corporate & External Services
& Company Secretary

Encl.

dw 8/14

Issues Raised and Reported to the ASX

Period 1 July 2006 to 31 July 2006 (inclusive)

Date	Name of Document
4 July 2006	Letter to Shareholders
12 July 2006	Cold start to winter increases FY profit
14 July 2006	AGL Appoints new Chief Financial Officer
17 July 2006	AGL Encouraged by Victorian Renewables Policy
17 July 2006	ASIC Form 484
24 July 2006	Notice of Extension of Offer Period for ALN
24 July 2006	Letter to Alinta Shareholders

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 04/07/2006

TIME: 08:41:22

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL
The Australian Gas Light Company
ABN 95 052 167 405

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235
Telephone: 1800 724 514
From outside Australia: +61 2 8280 7103
Facsimile: +61 2 9287 0303
ASX Code: AGL
Email: agl@linkmarketservices.com.au

Dear AGL Shareholder,

An important update – 3 July 2006

I would like to update you on the recent developments between AGL and Alinta to merge our respective infrastructure businesses.

Over the past few weeks the AGL Board and our new CEO Paul Anthony have been working closely with Alinta preparing documents on the merger for you to consider at an AGL Shareholder meeting expected to be held in September or October 2006. Alinta Shareholders will consider similar documents at an Alinta Shareholder meeting to be held at the same time.

Recap on the merger agreement

On June 1 2006, AGL and Alinta signed a legally binding Merger Implementation Agreement (MIA) to merge and then create a separate energy company (New AGL) and a separate infrastructure company (New Alinta):-

- **New AGL** will include all AGL's current electricity and gas customers as well as our electricity generators and upstream gas interests. These will be combined with Alinta's Western Australian retail and cogeneration business in which AGL will have an initial 33% interest (with an option to move to 100% over five years). When New AGL is formed it will be owned 100% by existing AGL Shareholders.

- **New Alinta** will include Alinta's existing infrastructure assets and services, AGL's infrastructure assets and AGL's asset management business, Agility.

When New Alinta is formed it will be owned 54% by existing Alinta Shareholders and 46% by AGL Shareholders.

So, as an AGL Shareholder you will own shares in AGL's energy business and the merged Alinta infrastructure business.

For every 100 AGL shares you currently own, you will receive 100 New AGL shares and 63 New Alinta shares, provided the merger is approved.


STEP ONE
AGL
AGL Infrastructure Assets
AGL Energy Assets
Alinta
Alinta WA Retail
Alinta Infrastructure Assets
Merger to be approved at Shareholder meetings
STEP TWO
New AGL
Alinta WA Retail
AGL Energy Assets
New Alinta
AGL Infrastructure Assets
Alinta Infrastructure Assets
New AGL = 2.8m customers + generation assets + PNG Gas Project + 33% (option 100%) of Alinta WA Retail
New Alinta = Merger of Alinta + AGL Infrastructure Assets + Agility
Australia's leading energy company
Australia's leading infrastructure company

Next Steps for AGL Shareholders

At separate AGL and Alinta Shareholder meetings, due to be held around September or October, you will be asked to vote on establishing the new AGL Energy business and the merged Alinta – AGL infrastructure business.

We expect to be sending the necessary documents to you in August or September. We will make these as Shareholder friendly as possible, within the framework of providing Shareholders with all necessary information.

In the meantime, please ignore the AGL and Alinta Bidder's and Target Statements which have previously been sent to you. Legal process requires both bids to remain in place for the time being, but this will be superseded by the Shareholder meetings.

You do NOT need to do anything at this stage.

Introducing Paul Anthony

I would also like to take this opportunity to introduce you to AGL's new CEO and Managing Director, Paul Anthony, who has played a key role in the commercial negotiations which have resulted in the merger agreement between AGL and Alinta.

The AGL Board is very fortunate to have been able to recruit Paul and is delighted to have him here to lead AGL in this important and exciting phase of the Company's growth and development.

Paul has nearly 30 years of experience in the energy industry with companies including PowerGen, British Gas Group, Contact Energy in New Zealand and more recently with UK investment house, Doughty Hanson. Paul, 50, is married with two adult daughters.

The Future

You may recall that in October last year AGL set out to enhance and grow Shareholder value by separating the AGL business into an energy company and an infrastructure company. The agreed merger between AGL and Alinta should achieve this result, with both new companies having very clear industry focus, but with even greater scale than we envisaged last October.

At the same time we have continued to analyse all the parts of your business and look for growth opportunities, including:

In Queensland:

- We have recently entered into an agreement with Queensland company CS Energy Limited to investigate upgrading the gas-fired power station at Mount Isa.
- On 21 June we acquired a 50 per cent share in Australia's largest single producing coal seam methane project – the Moranbah Gas Project.
- We continue to assess the feasibility of the proposed Papua New Guinea to Australia gas pipeline.

In NSW:

- We are expanding coal seam methane development in NSW through our joint venture with Sydney Gas in the Camden region and the Hunter Valley.
- We are examining the feasibility of a new gas-fired power station near Appin.

In Victoria:

- We have integrated the renewable energy generation assets of Southern Hydro into our broader gas and coal-fired electricity generation portfolio.
- We are examining new wind farms and advancing plans for new hydro plants.

In SA:

- We are developing one of Australia's largest wind farms at Hallett, which sits next to AGL's existing gas-fired generation power station.

We will provide an update to you before the Shareholder meetings due in September or October.

We appreciate your continued interest in all these matters and, in the meantime, if you have any questions, please contact the AGL Shareholder Information Line on 1800 824 522.

Yours sincerely,

Mark Johnson
Chairman

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 12/07/2006

TIME: 09:54:06

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Cold start to winter increases FY profit

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

July 12, 2006

Cold start to winter increases AGL FY profit

The Australian Gas Light Company (AGL) today announced that preliminary results for the months of May and June indicate that the colder than forecast start to winter in the Eastern States is expected to result in an improved profit result for the company for the 12 months to June 30, 2006.

AGL Managing Director Paul Anthony said that AGL was now targeting a three to five per cent increase in net profit after tax (NPAT) over earlier guidance of $408 million after the network and retail businesses, in particular, benefited from the colder than forecast winter conditions. The anticipated final dividend amount remains at 36.5 cents per share fully franked as previously indicated.

AGL has also brought forward its 2006 financial year results announcement date by approximately one week to **August 16** from August 24, 2006.

AGL's Scheme Booklet on the proposal to merge the infrastructure businesses of AGL and Alinta Limited is due to be issued to Shareholders in August/September ahead of the Shareholder Meeting in October 2006 to vote on the proposal.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 14/07/2006

TIME: 10:55:15

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appoints new Chief Financial Officer

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

July 14, 2006

AGL appoints new Chief Financial Officer

Resignation of Greg Hayes

The Australian Gas Light Company (AGL) today announced the resignation of Greg Hayes who has been the Chief Financial Officer of AGL since March 2003 and the appointment of Stephen Mikkelsen as his successor.

Mr Hayes will depart AGL during the month of September. His departure follows the completion of all necessary transactional agreements relating to the merger of AGL's infrastructure business with that of Alinta and the appointment of his successor.

Mr Hayes' successor will commence his employment with AGL during September.

The Managing Director of AGL, Paul Anthony thanked Greg for his significant contributions to AGL during the term of his employment.

"Greg has been an integral part of AGL's strategic development over the past three years, including the company's proposal to demerge and subsequent transaction with Alinta. The Board sincerely thanks Greg for his achievements and leadership, including his time as interim CEO, and on behalf of management we wish him the best for the future."

Greg has indicated he intends to take a well earned rest before resuming his career.

Appointment of Stephen Mikkelsen as Chief Financial Officer, AGL

AGL is also pleased to announce the recruitment of Stephen Mikkelsen as AGL's new Chief Financial Officer. Stephen Mikkelsen[1], 42, has been a Chief Financial Officer in the private and public sector for the past 8 years. Most recently as Chief Financial Officer of Snowy Hydro, Stephen directed the efforts towards the initial public offering. Prior to this he was CFO of New Zealand company Contact Energy during its formative stages and through its transition from public to private sector ownership. Prior to these appointments Stephen held a number of positions within the banking and accounting sectors as Treasury Adviser.

Mr Anthony said, "We are very pleased to have captured the talents of Stephen given his in-depth understanding of the industry, current knowledge of sophisticated energy trading and his demonstrable capabilities in corporate finance, all skills that are required to enhance our performance and take our business forward."

Further enquiries:
Media
Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

[1] Please see attached biography over page.

Biography – Stephen Mikkelsen

Stephen Mikkelsen, a Chartered Accountant, has extensive experience as a Chief Financial Officer in both the private and public sectors and in particular in the energy sector.

His most recent position has been with Snowy Hydro, in the combined role of Chief Financial Officer and Executive Officer Business Development. During his tenure at Snowy Hydro, Stephen played a key role in growing the value of Snowy Hydro from an estimated $1 billion at corporatisation to $3 billion at the time the float was abandoned. He also played a key role in developing and driving forward strategy and introducing a private sector culture into all levels of the company.

Prior to Snowy Hydro, Stephen was employed by Contact Energy in New Zealand. Stephen was initially employed as Treasurer and this included raising c.$600 million in private sector debt and obtaining Contact's inaugural credit rating.

Approximately 12 months before the IPO of Contact Energy, Stephen was promoted to Chief Financial Officer. Along with the normal responsibilities of a CFO, this role included managing all financial aspects of the Contact Energy IPO, including significant investor relations post IPO.

Prior to 1996, Stephen worked as a Treasury Advisor within the banking and accounting sectors.

Stephen, 42 is married with four children.

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/07/2006

TIME: 18:52:00

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Encouraged by Victorian Renewables Policy

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 2 9921 2999
Fax: +61 2 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

media release

July 17, 2006

AGL encouraged by Victorian renewables policy

The Australian Gas Light Company (AGL) said today it was encouraged by the Victorian Government's introduction of a renewable energy target saying it would provide a clear signal for investment in this sector.

AGL Managing Director Paul Anthony said the target set by the Victorian Government at 3,274 gigawatt hours per year was a compromised balance to provide certainty for existing generation investments.

He added that AGL is currently screening a number of new green generation projects which include Bogong Hydro and the Macarthur and Dollar Wind Farms. The Victorian Government's recent stance will provide positive impetus in these evaluations.

Mr Anthony said AGL had recently invested in a range of zero emission generation assets which represent over 40 per cent of the capacity of its generation portfolio.

"Throughout the world there is a trend for lower carbon emission generation of electricity and AGL continues to factor carbon risk into all of its business decisions," Mr Anthony said.

"To reduce greenhouse gas emissions effectively over the coming decades, a range of technologies are likely to be required. The announcement today will complement existing measures such as the Low Emission Technology Demonstration Fund and Renewable Energy Development Initiative," Mr Anthony said.

Further enquiries:
Media
Contact: Jane Counsel, Media Relations Manager
Direct: + 61 2 9921 2352
Mobile: + 61 (0) 416 275 273
E-mail: jcounsel@agl.com.au

Investors & Analysts
Contact: Graeme Thompson, Head of Investor Relations
Direct: + 61 2 9921 2789
Mobile: + 61 (0) 412 020 711
Email: gthompson@agl.com.au

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 17/07/2006

TIME: 16:31:58

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

ASIC Form 484

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

AGL

Tel: +61 9921 2999
Fax: +61 9921 2552

AGL Centre, 72 Christie Street
St Leonards, 2065 NSW
AUSTRALIA

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
St Leonards, 2065 NSW
AUSTRALIA

17 July 2006

TO: Company Announcements Office

BY: Electronic Lodgement

Copy ASIC Lodgement Re Share Cancellation

Attached is a copy of a letter and Form 484 lodged with ASIC on 8 March 2006 regarding the cancellation of 681,554 shares.

These shares were referred to in Appendix 3F (final share buy-back notice) dated 31 October 2005.

Yours sincerely,

Jane McAloon
Company Secretary

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

8 March 2006

Australian Securities &
Investments Commission
Level 8, 55 Market Street
SYDNEY NSW 2000

RECEIVED
8 MAR 2006
ASIC
SSC

Dear Sir/Madam,

Re: The Australian Gas Light Company - Share Cancellation 31/10/05

We enclose Form 484 (change to company details) for

The Australian Gas Light Light Company
ACN 052 167 405

for 681,554 shares cancelled on 31 October 2005 against a payment of $9,955,368 following on-market buy-backs (Form 281 was lodged in August 2005).

Following the buy-back the number of shares on issue is 455,910,464. And the total issued capital is now $2,229,743.167.82.

Yours sincerely,

A Grant

ANTOINETTE GRANT
Company Secretarial Administrator

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
THE AUSTRALIAN GAS LIGHT COMPANY

ACN/ABN
052 167 405

Corporate key
36789012

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
Bruce Miller

ASIC registered agent number (if applicable)
220

Telephone number
(02) 9921 2203

Postal address
AGL, 72 Christie Street
St Leonards NSW 2065

Total number of pages including this cover sheet

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
Jane Frances McAloon

Capacity
[ ] Director
[X] Company secretary

Signature

Date signed
07/03/05
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C1 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — S.254J
- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — S.256A - S.256E
- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back. — ss.257H(3)
- [ ] Minimum holding buy-back by listed company
- [X] Other buy-back type A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — S.258D

Shares returned to a public company — ss.258E(2) & (3)
- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] Other
  Description
  Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	681,554	$9,955,368

Earliest date of change
Please indicate the earliest date that any of the above changes occurred.

31/10/05
[D D] [M M] [Y Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[ ][ ] / [ ][ ] / [ ][ ]

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

[ ] Yes

If yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

[ ] No

If no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred.

[D D] [M M] [Y Y]

[ ][ ] / [ ][ ] / [ ][ ]

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

[ ] Yes

[ ] No

ASX

AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/07/2006

TIME: 10:55:43

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Notice of Extension of Offer Period for ALN

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 2999
Fax: 02 9921 2552

St Leonards
72 Christie Street
St Leonards NSW 2065

The Australian Gas Light Company
ABN 95 052 167 405

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

24 July 2006

To: Company Announcements Office ASX

By: Electronic Lodgement

Notice of Extension of Offer Period

The Australian Gas Light Company (**AGL**) has today extended the offer period for its bid for Alinta Limited (**Alinta**). The offer now closes at 5.00pm (Perth time)/7.00pm (Sydney time) on 31 October 2006.

Attached are:

a) a letter that is being sent by AGL to Alinta Shareholders; and

b) a notice provided by AGL pursuant to:

- section 650D of the Corporations Act 2001 (Cth), giving formal notice that the offer period has been extended to 31 October 2006; and
- section 630(2) of the Corporations Act, giving notice of 24 October 2006 as the new date for giving notice on the status of conditions of the offer.

For the purposes of ASX Listing Rule 3.2, AGL advises that:

(a) at the time of making the first of its offers (being 11 May 2006), AGL and its associates did not have a relevant interest in any fully paid ordinary shares in Alinta; and

(b) at the date of this notice, AGL and its associates had a relevant interest in 1.89% of the fully paid ordinary shares in Alinta.

Jane McAloon
Company Secretary
The Australian Gas Light Company

A copy of this notice was lodged with the Australian Securities and Investments Commission (**ASIC**) on 24 July 2006. ASIC takes no responsibility for the contents of the notice.

NOTICE OF VARIATION OF TAKEOVER OFFER FOR BID CLASS SECURITIES IN ALINTA LIMITED

To: **Alinta Limited ABN 40 087 857 001 (Alinta);**

And to: Each person to whom an Offer (as defined in this notice) has been made (**Alinta Shareholders**).

1 Extension of Offer Period

In accordance with section 650D of the Corporations Act, The Australian Gas Light Company ABN 95 052 167 405 (**AGL**) hereby gives notice that it **varies** its offers dated 11 May 2006 for all of the fully paid ordinary shares in Alinta (**Offers**) contained in AGL's bidder's statement dated 5 May 2006 (**Bidder's Statement**) by:

(a) extending the period during which the Offers remain open for acceptance until 5.00pm Perth time/7.00pm Sydney time on 31 October 2006;

(b) substituting "31 October 2006" for "31 July 2006" where it appears in the Bidder's Statement; and

(c) substituting "24 October 2006" for "24 July 2006" where it appears in the Bidder's Statement.

2 Notice as to status of Defeating Conditions

In accordance with section 630(2) of the Corporations Act, AGL hereby gives notice that:

(a) the new date for giving notice as to the status of the defeating conditions set out in Section 9.8 of the Bidder's Statement is 24 October 2006;

(b) the Offers have not been freed from any of the defeating conditions set out in Section 9.8 of AGL's Bidder's Statement; and

(c) so far as it knows, other than the defeating condition set out in Section 9.8(a)(ii) of the Bidder's Statement which has been fulfilled, none of the defeating conditions set out in Section 9.8 of the Bidder's Statement were fulfilled as at the date of this notice.

3 Right to withdraw acceptances

In accordance with section 650E of the Corporations Act, as this notice results in a total extension of the Offer Period by more than one month, those Alinta Shareholders who have validly accepted the Offer on or before the date of this notice may withdraw their acceptance by giving notice to AGL (**Withdrawal Notice**) within one month beginning on the day after the day on which they received this notice (**Withdrawal Period**).

Alinta Shareholders who withdraw their acceptance must return any consideration received for accepting the Offers. A Withdrawal Notice by an Alinta Shareholder withdrawing acceptance under section 650E of the Corporations Act must:

(a) if their securities are in a CHESS Holding:

(i) be in the form of a Valid Originating Message transmitted to ASTC by the Controlling Participant for that CHESS Holding in accordance with Rule 14.16.1 of the ASTC Settlement Rules; or

(ii) be in the form of a notice to AGL setting out the information that AGL requires to enable it to transmit a Valid Message to ASTC on behalf of the Offeree in accordance with Rule 14.16.5 of the ASTC Settlement Rules; and

(b) in any other case, be in writing to AGL.

If an Alinta Shareholder is legally entitled to give, and does in fact give, a Withdrawal Notice within the Withdrawal Period, AGL will before the end of 14 days after the day it is given the Withdrawal Notice:

(a) return to the Alinta Shareholder any documents that were sent by the Offeree to AGL with the acceptance of the Offer; and

(b) if the Alinta Shareholder's securities are in a CHESS Holding, Transmit to ASTC a Valid Message that authorises the release of the relevant securities from the Offer Accepted Subposition in which the securities have been reserved in accordance with Rule 14.16.3 or 14.16.5 of the ASTC Settlement Rules (as appropriate).

Words defined in the ASTC Settlement Rules have the same meaning when used in this Section 3, unless the context requires otherwise.

Dated 24 July 2006

Signed on behalf of The Australian Gas Light Company by Mark Johnson and Paul Anthony, being directors of The Australian Gas Light Company authorised to sign this notice by a resolution passed at a meeting of the directors of The Australian Gas Light Company.

Mark Johnson
Chairman

Paul Anthony
Managing Director and
Chief Executive Officer

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 24/07/2006

TIME: 10:56:05

TO: AUSTRALIAN GAS LIGHT COMPANY (THE)

FAX NO: 02-9921-2552

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED - Company Announcements Office

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Letter to Alinta Shareholders

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.
If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approx. 10 minutes for most announcements but can be 50 minutes (approx) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

PLEASE NOTE:
In accordance with Guidance Note 14 of ASX Listing Rules, it is mandatory to elodge announcements using ASX Online. Fax is available for emergency purposes and costs A$38.50 (incl. GST). The only fax number to use is **1900 999 279**.

Tel: 02 9921 2999
Fax: 02 9921 2552

The Australian Gas Light Company
ABN 95 052 167 405

St Leonards
72 Christie Street
St Leonards NSW 2065

Locked Bag 1837
ST LEONARDS NSW 2065
www.agl.com.au

Dear Alinta Shareholder,

Take no action

Further to earlier correspondence, this is to inform you about additional important developments in relation to The Australian Gas Light Company's (**AGL**) offer to acquire your ordinary shares in Alinta Limited.

As you may already know, AGL and Alinta agreed on 1 June 2006 for the merger of their respective infrastructure businesses and subsequent demerger of the AGL Energy business.

Both companies continue to progress the steps required to put this agreement to Shareholder Meetings in October for consideration and are currently finalising their respective Shareholder documentation.

In the meantime, as part of the continuation of the existing legal process, AGL is required to extend its original takeover offer for Alinta Limited again and has therefore subsequently extended the offer to 31 October 2006. A formal notice of the extension is enclosed with this letter.

The extension of AGL's offer does not affect the agreement between AGL and Alinta. AGL's offer is **only** being extended because the legal takeover process requires it to remain in place for the time being.

In light of this, **the AGL Board continues to recommend that Alinta Shareholders take no action in relation to AGL's offer.**

Further information about the benefits of the negotiated merger agreement between AGL and Alinta and what it means for your shareholding in Alinta, will be provided as part of the Shareholder documentation which will soon be distributed to you.

If you have already accepted the AGL offer and wish to seek further advice or have any other questions, please call us on 1800 824 522 or visit the AGL website at www.agl.com.au

Yours sincerely,

Mark Johnson

Mark Johnson
Chairman
24 July 2006